JOHN HANCOCK CALIFORNIA TAX-FREE INCOME FUND
                         JOHN HANCOCK TAX-EXEMPT SERIES
                        JOHN HANCOCK TAX-FREE BOND TRUST
                              101 Huntington Avenue
                           Boston, Massachusetts 02199
December 30, 2004
VIA EDGAR

Brion R. Thompson, Esquire
U.S. Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:  Response to Comments - Supplemental Response #1
     Rule 485(a) Filings of October 27, 2004 / December 13, 2004 Correspondence John Hancock California Tax-Free Income Fund - File No. 33-31675
     John Hancock Tax-Exempt Series - File No. 33-12947
     John Hancock Tax-Free Bond Trust - File No. 33-32246 (the "Registrants")

Dear Brion:

         The following is in response to our telephone conversations on December 28 and December 29, 2004 regarding your additional comments on the filings and correspondence referenced above.

Comment #1: Tax-Free Bond Trust - Name of Trust
---------

You reiterated the Staff's comment regarding the fact that the High Yield Municipal Bond Fund is a series of the Tax-Free Bond Trust may be misleading to shareholders.

Response: Comment Accepted.
--------

We undertake to change the name of the Trust at the 1st quarter meeting of its Board of Trustees, currently scheduled for early March 2005. While a new Trust name has not been determined at the current time, we will ensure that it will not include any reference to "tax-free" in the Trust name.

Comment #2: Prospectus p. 20 - "Right to reject or restrict purchase and
----------
exchange orders" section

With respect to the disclosure stating that the Funds may cancel a purchase order, you commented that the Staff was discussing the application of such provisions. Based on our discussions, you asked that we clarify the language accordingly. You made a similar comment with respect to the delayed exchange provision in this section.

Response: Comment Accepted.
---------

With respect to the provision regarding canceling a purchase or exchange request, we will revise the second sentence in the section referenced above to state the following:

         "The funds reserve the right to restrict, reject, or cancel, consistent with applicable law, for any reason and without any prior notice, any purchase or exchange order, including transactions representing excessive trading and transactions accepted by any shareholder's financial intermediary."

With respect to the delayed-exchange provision, we will revise the applicable sentence in the section referenced above to state the following:

         "The funds reserve the right to delay for up to one business day, consistent with applicable law, the processing of exchange requests in the event that, in the funds' judgment, such delay would be in the funds' best interest, in which case both the redemption and the purchase side of the exchange will receive the funds' net asset values at the conclusion of the delay period."

Comment #3: Prospectus p.21 - Limitations on Exchange Activity Disclosure
----------

Pursuant to Item 6(e)(4)(iii) of Form N-1A, you asked that we clarify the disclosure to highlight the exceptions to the Funds' uniform exchange policies.

Response: Comment Accepted.
---------

We will add the following language as the second sentence in the first full paragraph on page 21:

         "The exchange limits referenced above will not be imposed or may be modified under certain circumstances, as follows."

Comment #4: SAI - Portfolio Dissemination Disclosure
----------

With respect to the Funds' portfolio dissemination policy, you asked that we disclose the process when the Chief Compliance Officer ("CCO") brings a potential conflict to the Board of Trustees.

Response: Comment Accepted.
--------

We will add the following disclosure to the "Description of Portfolio Holdings Disclosure Policy":

         "When considering a potential conflict, the Board of Trustees of the Trust shall only permit such disclosure of the nonpublic information if in their reasonable business judgment they conclude such disclosure will be in the best interests of Trust shareholders."

The additional disclosure will be added as the last sentence of the second paragraph. (Please see attached Appendix A.)

Comment #5: SAI - Portfolio Dissemination Policy Disclosure - Website
----------

You noted that Instruction 3(b)(2) to Item 11(f)(2) of Form N-1A requires that the Funds disclose that portfolio information contained on the Funds' website must remain on the website until a Fund files its next Form N-CSR or Form N-Q with the Commission.

Response: Comment Accepted.
---------
The following disclosure will be added at the end of the "Public Disclosure" section of the portfolio dissemination policy disclosure:

         "The information referenced in (1), (2), and (3) above will be available on the website until a Fund files its next Form N-CSR or Form N-Q filing with the Securities and Exchange Commission."

Please see attached Appendix A.

Comment #6: SAI - Portfolio Dissemination Disclosure
----------

You asked that we expand on the disclosure relating to (1) the Board's oversight function; (2) any on-going relationships to provide portfolio information to non-affiliated and affiliated parties; and (3) any policies and procedures relating to the release of portfolio information to any person.

Response: Comment Accepted.
--------
We have revised the portfolio dissemination disclosure to address the points referenced above. In addition to including general categories of persons who the policy applies to, we have also included a reference to entities in which the funds have an on-going relationship to provide portfolio information. The discussion regarding the conditions and restrictions placed on the use of the information is located at the beginning of each relevant section, as these conditions and restrictions will apply to all relationships, both current and future.

A copy of the revised disclosure has been attached as Appendix A.

If you have any additional questions or comments, please do not hesitate to contact me at (617) 375-1722.

Sincerely,


/s/Brian E. Langenfeld
Brian E. Langenfeld
Attorney and Assistant Secretary

                                   APPENDIX E

                               John Hancock Funds

               Description of Portfolio Holdings Disclosure Policy

         General. The Board of Trustees has adopted a policy that governs when and by whom portfolio holdings information may be provided to investors, service providers to the fund or market participants. It is the policy of the fund to provide nonpublic information regarding fund's portfolio holdings only in the limited circumstances permitted by the policy and only where there is a legitimate business purpose for providing the information. The policy applies to the officers of the fund, the adviser, any subadviser, John Hancock Funds, its affiliates and their employees. This is a summary of the fund's policy. The Board of Trustees has approved this policy and must approve any material changes. In doing so, the Board has concluded that the limited circumstances where disclosure of non-public information is permitted are in the best interests of the fund. Under no circumstances may any person receive compensation for providing non-public information regarding the fund's holdings to any person.

         The Board is responsible for overseeing the policy and has delegated to the Chief Compliance Officer ("CCO") the responsibility for monitoring the use of nonpublic information and the fund's and the Adviser's compliance with this policy. In connection with the Board's oversight of the policy, the CCO will provide periodic reports to the Board on the implementation of the policy, and the Board will review at least annually a list of the entities that have received nonpublic information, the frequency of such disclosures and the business purpose thereof. In addition, the Board must approve any modifications to the policy.

         The CCO is required to report any material issues that may arise under the policy or disclosure in violation of this policy to the Board of Trustees. If the fund or another party subject to this policy desire to provide portfolio information that has not already been made public to a Nonaffiliated Person (as defined below), the Board or the CCO determines if the interests of the fund and the services providers may be in conflict in determining whether to supply that such information. If the Board or the CCO determines that no conflict exists, the Board or the CCO may authorize release of the information. If the CCO determines that a conflict exists, the CCO refers the conflict to the Board of Trustees. When considering a potential conflict, the Board of Trustees shall only permit such disclosure of the nonpublic information if in their reasonable business judgment they conclude such disclosure will be in the best interest of shareholders.

         The following defined terms are used in the policy and this summary.

Nonpublic Information. Portfolio holdings are considered Nonpublic Information until such holdings are posted on a publicly available website which is disclosed in the fund prospectus or until filed with the SEC via Edgar on either Form N-CSR or Form N-Q.

"Affiliated Persons" are: (a) persons affiliated with the Funds, (b) the Funds' investment adviser or principal underwriter or any affiliate of either entity,
(c) the investment adviser's ultimate parent, Manulife Financial Corporation ("MFC") or any affiliate thereof, (d) in the case of a particular Fund portfolio, the subadviser to the portfolio, or any affiliate of the subadviser,
(e) the Funds' custodian and (f) the Funds' certified public accountants.

"Nonaffiliated Persons" is any person who is not an Affiliated Person.

Public Disclosure. The Funds' portfolio holdings are disclosed in publicly available filings with the SEC (e.g. Form N-CSR or Form N-Q). The Funds also publish the following information on their website jhfunds.com:

(1) On the fifth business day after month-end, the following information for each fund will be posted on www.jhfunds.com: top ten holdings (% of each position); top ten sector analysis; total return/yield; top ten countries/SIC; average quality/maturity; beta/alpha/r2 (open-end funds only); top ten portfolio composition

(2) The following information regarding portfolio holdings will be posted on www.jhfunds.com each month on a one-month lag (i.e., information as of December 31 will be posted on February 1): security name; cusip; market value; shares/amount; coupon rate; maturity date

(3) With respect to Money Market Fund and U.S. Government Cash Reserve, the following information regarding portfolio holdings will be posted weekly on www.jhfunds.com: net assets; seven day yield; thirty day yield; % maturing in last seven days; portfolio breakdown by securities type; weighted average maturity

The information referenced in (1), (2), and (3) above will be available on the funds' website until a fund files its next Form N-CSR or Form N-Q with the Securities and Exchange Commission.


Disclosure of Portfolio Holdings to Nonaffiliated Persons

         Subject to monitoring and authorization by the CCO, persons subject to the policy may provide Nonpublic Information regarding portfolio holdings to Nonaffiliated Persons in the circumstances listed below. Each Nonaffiliated Person must agree to keep such information confidential and to prohibit its employees from trading on such information for personal or proprietary purposes. In addition, each Nonaffiliated Person must provide certification at least annually to the CCO stating that they have complied with the restrictions referenced above. The funds have ongoing relationships with any entities referenced below.

         Rating Organizations. Nonpublic Information regarding portfolio holdings will be provided to ratings organizations, such as Moodys, S&P, Morningstar and Lipper, for the purpose of reviewing the portfolio, the adviser or, if applicable, subadviser. Generally, this information is provided on a monthly basis, as soon as practical after the end of each month. The fund generally expects that it will continue to provide these rating organizations with such information. The Board believes that allowing rating organizations to have this information will provide the market with a rating for the fund and is in the best interests of shareholders.

         Risk Management, Attribution, Portfolio Analysis tools. Nonpublic Information regarding portfolio holdings may be provided to Factset, BondEdge, Investools, Salomon Yieldbook, Lehman Brothers Municipal Index Group, Wilshire, or other entities for the purpose of compiling reports and preparing data for use by the fund and its service providers. Generally, this information is provided on a daily or monthly basis, as soon as practical after the end of each day or month respectively. The fund generally expects that it will continue to provide these service providers with such information.The Board believes that having these analytical tools available to the fund and its service providers is in the best interests of shareholders.

         Proxy Voting Services. Nonpublic Information regarding portfolio holdings may be provided to IRRC, the fund's proxy voting service, for the purpose of voting proxies relating to portfolio holdings. The proxy voting service has regular access to the fund's portfolio holdings in order to determine if there are any securities held by the fund as to which there is upcoming shareholder action in which the fund is entitled to vote. The provision of this information is necessary in order to carry out the fund's proxy voting policy. The fund expects that it will continue to provide IRRC with such information.

         Computer Products and Services. Nonpublic Information regarding portfolio holdings may be provided to entities providing computer products and services to the Funds (for example, for the purpose of generating compliance reports or reports relating to proxy voting). These services may require regular, normally daily, access to the fund's portfolio holdings in order to provide the contracted services to the fund.

         Institutional Traders. Nonpublic Information regarding portfolio holdings may be provided to institutional traders to assist in research and trade execution. This information, which identifies current holdings without a time lag, is provided on an irregular basis and is normally only used to identify portfolio positions as to which the fund would welcome bids. The provision of this information is in the fund's best interest because it assists the fund in receiving the best possible price on the sale of portfolio holdings.

         Courts and Regulators. Nonpublic Information regarding portfolio holdings may be provided to any court or regulator with appropriate jurisdiction. The frequency and time lag depends upon the request. In providing this information, the fund is merely complying with its legal obligations.

         Other Nonaffiliated Persons or Other Circumstances. Nonpublic Information regarding portfolio holdings may be provided to other Nonaffiliated Persons or in other circumstances, if approved by the Board, the CCO or his or her designee. In determining whether to approve such disclosure, the Board or the CCO considers: (a) the purpose of providing such information, (b) the procedures that will be used to ensure that such information remains confidential and is not traded upon and (c) whether such disclosure is in the best interest of the shareholders of the Fund. The time lag and frequency of the information being provided depends upon the nature of the request. The CCO only provides such information where the CCO has determined, in accordance with the authority delegated by the Board of Trustees, that the provision of the information is beneficial to the fund. The CCO is required to report to the Board of Trustees any provision of Non-Public information that falls in this category. The fund currently has an ongoing arrangement to provide to portfolio information to McMunn Associates, Inc., a financial printer, for the purpose of preparing fund shareholder reports and regulatory filings, typically within a week following the end of a reporting period.

Disclosure of Portfolio Holdings to Affiliated Persons

         Certain affiliated persons of the fund or its service providers need access to Non-Public information regarding portfolio holdings in order to provide their services to the fund. For example, employees of the Adviser or a subadviser who provide portfolio management or administrative services to the funds need current access to portfolio holdings to perform those services. Accountants need access to portfolio holdings in performing audits. In addition, some persons who work for the affiliates of the adviser may need access to Non-Public information to perform their roles. For example, risk management personnel of the Adviser's parent, may need to know the portfolio holdings in order to evaluate whether the Adviser's internal controls are being properly implemented or designed. Generally, affiliated persons that have access to Non-Public Information are provided that information without time lag and with such frequency as is necessary to perform their duties, which frequently is daily. While the fund generally expects that it will continue to provide these service providers with such information, there are no ongoing arrangements to provide such data. The following is a list of the categories of affiliated persons who may be given access to portfolio holdings.

     o The Adviser or, if applicable, any subadviser (as identified under "Investment Advisory and Other Services" in this Statement of Additional Information) and their employees - provision of information on-going and daily.
     o The fund's custodian, the Bank of New York, (and its employees) which requires information in order to provide its assigned services to the fund - provision of information on-going and daily.
     o The fund's certified public accounting firm, as identified under "Independent Registered Public Accounting Firm" in this Statement of Additional Information, and its employees who provide audit or other services to the fund - provision of information on a periodic basis in connection with review of financial statements.
     o Manulife, its affiliates and any of their employees, to the extent such entities or persons are acting in a legal, accounting, compliance, internal control or supervisory capacity but only to the extent that such access is required to enable those employees to perform their assigned duties which do not conflict with the interests of the fund.

              Each Affiliated Person must agree to keep such information confidential and to prohibit its employees from trading on such information for personal or proprietary purposes. In addition, each Affiliated Person must provide certification at least annually to the CCO stating that they have complied with the restrictions referenced above. As with any of the fund's policies, the CCO is charged with reviewing its implementation and evaluating periodically if it is reasonably designed to comply with the federal securities laws. The CCO will, in that process, consider whether the access outlined above to Affiliated Persons continues to be appropriate.

              The Board or the CCO may authorize the provision of any Nonpublic Information regarding portfolio holdings to other Affiliated Persons. If authorized by the CCO, the CCO must report such approval to the Board of Trustees.

                    JOHN HANCOCK CALIFORNIA TAX-FREE INCOME FUND
                         JOHN HANCOCK TAX-EXEMPT SERIES
                        JOHN HANCOCK TAX-FREE BOND TRUST
                              101 Huntington Avenue
                           Boston, Massachusetts 02199

December 30, 2004

VIA EDGAR

U.S. Securities and Exchange Commission Judiciary Plaza 450 Fifth Street, N.W. Washington, D.C. 20549

Re:      John Hancock California Tax-Free Income Fund - File #33-31675
         John Hancock Tax-Exempt Series - File #33-12947
         John Hancock Tax-Free Bond Trust - File #33-32246 (the "Registrants") Rule 485(a) Filing of October 27-Supplemental Response to SEC Comments

Ladies and Gentlemen,

In connection with the filing referenced above, please be advised that each Registrant hereby acknowledges that:

     (1.) the  Registrant  is  responsible  for the adequacy and accuracy of the disclosure in the filing;
     (2.) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and
     (3.) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information, please do not hesitate to contact Brian Langenfeld at (617) 375-1722 or myself at (617) 375-1702.

Sincerely,

_______*_______                              /s/ Susan S. Newton
       -                                     --------------------
James A. Shepherdson                *By:    Susan S. Newton, Attorney-in-Fact
President and Chief Executive Officer       under Power of Attorney dated
                                            May 12, 2004